Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Three Months ended March 31,
	2006	2005
Numerator:
Income from continuing operations	$8,677	$8,217
Discontinued operations, net	3,178	25,089
Preferred stock dividends	(4,468)	(4,468)

Net income available to common shareholders	$7,387	$28,838

Denominator:
Denominator for basic earnings per share—weighted average shares	51,130	50,595
Effect of dilutive securities:
Stock options	1,215	735

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	52,345	51,330

Basic earnings per share from continuing operations.	$0.08	$0.07
Basic earnings per share from discontinued operations	0.06	0.50

Basic earnings per share	$0.14	$0.57

Diluted earnings per share from continuing operations	$0.08	$0.07
Diluted earnings per share from discontinued operations	0.06	0.49

Diluted earnings per share	$0.14	$0.56